

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2017

Dr. Nelva Lee
Chief Executive Officer
MiTio, Inc.
289 Jonesboro Rd,
McDonough, Georgia 30253

> **Re:** **MiTio, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 19, 2017**
> **File No. 024-10741**

Dear Dr. Lee:

We have reviewed your revised offering statement and have the following comment.

Please respond to this letter by amending your offering statement as requested below. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note you previously provided the consent of your accountant in Exhibit 2.5. Please update this Exhibit with a currently dated and signed consent from your independent auditor.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Andy Altahawi